BLAXXUN INTERACTIVE, INC.
                          1550 Bryant Street, Suite 770
                         San Francisco, California 94103


                                              January 10, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C. 20549
Attn:  Letty Lynn

         Re:      blaxxun interactive, Inc.:
                  Withdrawal of Registration Statement

Ladies and Gentlemen:

         Pursuant to Rule 477, Regulation C of the Securities Act of 1933, as amended, blaxxun interactive, Inc. hereby requests the withdrawal of the Registration Statement on Form S-1, File No. 333- 34316, first filed with the Securities and Exchange Commission on April 7, 2000. Due to market conditions, blaxxun interactive, Inc. has decided not to proceed with the offering.

         Should you have any questions regarding the above or require additional information, do not hesitate to contact me in our German offices at 49 89 544628 20.

                                   Sincerely,

                                   /s/ Bernd-Michael Habermeyer

                                       Bernd-Michael Habermeyer,
                                       Chief Financial Officer